Exhibit 99.1

UTStarcom Promotes Dr. Zhaochen Huang to Chief Operating Officer

HONG KONG, January 15, 2016 (GLOBE NEWSWIRE) -- UTStarcom (NASDAQ:UTSI), a global telecommunications infrastructure provider, announced today that it had promoted Dr. Zhaochen Huang to Chief Operating Officer, effective immediately.

Dr. Zhaochen Huang will oversee Global Sales and Business Development as well as Global Operations, which includes Manufacturing, Quality Assurance, Procurement, and Information Technologies.

Dr. Huang brings more than twenty-five years of business and management expertise to the Company. He previously served as the Vice-President,Global Operations, at UTStarcom and General Manager of UTStarcom India. Prior to that, Dr. Huang served various positions at Soliton Systems, K.K. including General Manager of Soliton Systems USA and VP of Research and Development of Soliton Systems Shanghai. Prior to that, Dr. Huang served at SECOM Co., LTD. and Nanjing Institute of Solid Device. He received a Doctor of Engineer’s degree in Electrical and Electronics from Tokyo Institute of Technology.

“We are thrilled to promote Zhaochen to Chief Operating Officer,” stated Mr. Tim Ti, UTStarcom’s Chief Executive Officer. “Zhaochen has tremendous amount of international experience having worked in China, Japan, United States, and India. Since he joined the Company in 2011, Zhaochen has proved his capability to solve complex business problems and deliver results. Zhaochen’s leadership, acumen, and work ethic will continue to be a positive asset for our Company.”

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ:UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; San Jose, USA; Hangzhou, China; Delhi and Bangalore, India. For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Deputy Director, FP&A and IR

Email: fei.wang@utstar.com

Ning Jiang, Investor Relation

Email: njiang@utstar.com

John Evans, Petrus IR

Email: utsi@petrusir.com